
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 24, 2011

Mr. Peter J. Burlage
President and Chief Executive Officer
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, TX 75254

> **Re:** **PMFG, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Forms 10-Q for the Periods Ended October 2, 2010 and**
> **January 1, 2011**
> **Definitive Proxy Statement on Schedule 14A filed October 20, 2010**
> **File No. 1-34156**

Dear Mr. Burlage:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

John M. Hartz
Senior Assistant Chief Accountant

cc: Melissa Beare, PMFG, Inc.
       via facsimile at (972) 559-6320